# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: MBIA Inc., CIK 0000814585
CUSIP: 55262C100
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1 Manhattanville Road, Suite 301, Purchase, New York (NY), 10577
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001785988

## Reporting persons
- Wolf Hill Capital Management, LP: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,560,708; sole dispositive power 0; shared dispositive power 2,560,708; aggregate amount beneficially owned 2,560,708 (5.1% of the class)
- Wolf Hill General Partner, LLC: type of reporting person: other (OO), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,221,972; sole dispositive power 0; shared dispositive power 2,221,972; aggregate amount beneficially owned 2,221,972 (4.4% of the class)
- Gary Lehrman: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,560,708; sole dispositive power 0; shared dispositive power 2,560,708; aggregate amount beneficially owned 2,560,708 (5.1% of the class)

## Item 1. Issuer
Name of issuer: MBIA Inc.
Address of issuer's principal executive offices: 1 Manhattanville Road, Suite 301, Purchase, New York, 10577

## Item 2. Person Filing
Name of person filing: Wolf Hill Capital Management, LP, a Delaware limited partnership ("Wolf Hill Capital"), Wolf Hill Partners, LP, a Delaware limited partnership (the "Fund"), Wolf Hill General Partner, LLC, a Delaware limited liability company (the "General Partner"), and Gary Lehrman (collectively referred to herein as "Reporting Persons").
Address of principal business office or, if none, residence: 35 Mason Street, 2nd Floor, Greenwich, Connecticut 06830
Citizenship: The Investment Manager, the Fund and the General Partner are organized under the laws of the State of Delaware. Mr. Lehrman is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: See cover page
Percent of class: See cover page
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: See cover page
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: See cover page

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Wolf Hill Capital Management, LP: /s/ Gary Lehrman, /s/ Gary Lehrman/Managing Member (02/13/2026)
- Wolf Hill General Partner, LLC: /s/ Gary Lehrman, /s/ Gary Lehrman/Managing Member (02/13/2026)
- Gary Lehrman: /s/ Gary Lehrman, /s/ Gary Lehrman/Managing Member (02/13/2026)